

January 13, 2011

Mr. David Brennan
Executive Director and Chief Executive Officer
AstraZeneca, Plc.
15 Stanhope Gate
London, W1K 1LN England

> **Re:** **AstraZeneca, Plc.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **File No. 001-11960**

Dear Mr. Brennan:

We have reviewed your November 25, 2010 response to our November 15, 2010 comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Directors' Report: Resources Skills and Capabilities

Development Pipeline, page 196

1. Please refer to prior comment two. We continue to believe that providing more detailed historical R&D cost information is relevant and meaningful to investors. Consider disclosure of quantitative information at a level that is consistent with criteria used by the R&D Executive Committee in their prioritization and funding of discovery and development projects across the Group for each period presented and to date (e.g. "14 significant life cycle management projects" and "late stage development projects"). If you do not track R&D expenditures at a level other than the amounts disclosed in your consolidated statement of comprehensive income, please disclose that fact and explain why management does not maintain and evaluate research and development costs at a more detailed level. Also, for each period presented describe the R&D Executive Committee's "commercial decisions" that

determined "which projects should proceed and what level of investment projects should receive."

2. You explain that the 2009 decrease in core R&D expenditures of $770 million was due to continued productivity initiatives and lower costs associated with late stage development projects offset by increased investment in biologics. Please revise to quantify each factor underlying the change in your R&D costs for each period presented.

You may contact Frank Wyman, Staff Accountant at (202) 551-3660, or Lisa Vanjoske, Assistant Chief Accountant at (202) 551-3614, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant